Exhibit a(1)(ii)

EMAIL TO ALL ELIGIBLE PARTICIPANTS FROM SHLOMI AIZENBERG, CHIEF OPERATING OFFICER, NOVEMBER 14

To:	Eligible Playtika Employees and Service Providers
From:	Shlomi Aizenberg, COO
Date:	November 14, 2022
Re:	Playtika’s Option Exchange

We are pleased to announce Playtika has launched an exchange offer for eligible employees and service providers. As you know, stock options are a key component of our incentive and retention compensation program. We believe stock options encourage employees to act like owners of the business by motivating us to work toward our collective goals and rewarding employees’ contributions by allowing them to benefit in the growth of Playtika’s value.

In light of our current stock price, our Board of Directors has considered how to better align our employee and shareholder interests to generate long term shareholder value. After much consideration, we have decided to offer eligible employees and service providers the ability to exchange their stock options for new restricted stock units (RSUs).

This is a voluntary, one-time opportunity. You do not have to exchange your stock options for RSUs. The exchange window opens today, November 14, 2022, and closes on December 12, 2022. The exchange ratio will be 1 RSU for every 2.5 shares underlying a stock option you surrender. The RSUs will vest over three years from the date of grant.

If you would like to participate in the option exchange, you can register on the option exchange website at www.myoptionexchange.com/Identity/Account/Register. Your Login ID is your Playtika email address, and you will be asked to set up your password during your initial login.

No Playtika employee is authorized to make recommendations as it pertains to your decision to participate in the option exchange, and the Board and management are not recommending whether you should participate in the option exchange.

You will receive a calendar invitation shortly for an information session where we will explain the exchange offer in more detail.

In addition, we will be hosting local trainings over the next couple weeks to provide more information and answer your questions. We have also attached documents to help you understand the terms and conditions of the option exchange, including the Offer to Exchange and election terms and conditions. Our goal is to provide you with all the relevant information to help inform your decision. We encourage you to review all materials carefully, including those filed with the Securities and Exchange Commission (SEC). You are also encouraged to consult with your personal financial, legal, and/or tax advisors.

If you have questions about the offer, please contact to@playtika.com.

Thank you,

Shlomi Aizenberg

Chief Operating Officer

Attachments:

Offer to Exchange Certain Outstanding Stock Options for Restricted Stock Units

Election Terms and Conditions